

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2010

Mr. Rex W. Tillerson
President and Chairman of the Board
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039

> **Re: Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-02256**

Dear Mr. Tillerson:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note that you have voluntarily chosen to comply with the Summary Compensation Table and Director Compensation Table amendments pursuant to Securities Act Release No. 33-9089, *Proxy Disclosure Enhancements*. As a result, you must comply with all of the other Regulation S-K amendments adopted in this Release. Please see Proxy Disclosure Enhancements Transition Compliance and Disclosure Interpretations, Question 2, available on the SEC's website.[1]   The amended disclosure requirements include, among other things:

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[1] http://www.sec.gov/divisions/corpfin/guidance/pdeinterp.htm

● Enhanced disclosure about legal proceedings involving a company's executive officers, directors and nominees – amended Item 401(f) of Regulation S-K;

● Disclosure about the relationship of the company's compensation policies and practices to risk management – new item 402(s) of Regulation S-K;

● Disclosure of the process by which candidates for director are considered for nomination, including consideration of diversity – amended Item 407(c)(2)(vi);

● Disclosure concerning the board leadership structure, including among other things a discussion of the fact that your Chairman of the Board and Chief Executive Officer are the same individual; a discussion of whether you have a lead independent director and, if so, his or her role; and a discussion of why you have determined that your leadership structure is appropriate given the specific characteristics and circumstances of your company – new Item 407(h);

● Disclosure concerning the board's role in risk oversight – new Item 407(h)

In your response, please provide us with a draft of disclosure addressing these issues, as applicable, and explain to us how you propose to make this disclosure (for example, whether you intend to include it your 2010 proxy statement). We may have further comments after reviewing your response.

Properties, page 6

2.   Please tell us how you considered the disclosure requirements of Item 1207 of Regulation S-K. In this regard, we note your statement on page 83 that you have numerous long-term sales and purchase commitments, all of which are expected to be fulfilled with no adverse consequences material to your operations or financial condition; however, we believe Item 1207 of Regulation S-K requires disclosure of specific information regarding existing contracts or agreements under which you are committed to provide a fixed and determinable quantity of oil or gas in the near future, whether or not the fulfillment of such commitments will have a material adverse consequence on the Corporation.

Legal Proceedings, page 31

3.   We note your statement with regard to *In re Exxon Mobil, Corp.* [sic] *Derivative Litigation* that "The petitions seek damages from the individual damages from the individual defendants in favor of ExxonMobil." If the amounts of damages sought have been specified, please disclose the amounts; otherwise, state expressly that the amounts have not been specified.

Executive Officers of the Registrant, page 32

4.   Please enhance your disclosure in this section and ensure that it fully complies
      with the requirements of Item 401 of Regulation S-K. Among other things:

      ● Disclose the full names of the executive officers, not merely their first two
      initials and last names.

      ● Specify the exact time periods that the executive officers held the specific
      positions they have held, and ensure that you cover the required five years.

      ● Present the biographical sketches in the customary format, with a separate
      sketch for each executive officer, rather than grouping all of the information into
      one dense paragraph that is difficult to read.

      Provide us with a draft of your enhanced disclosure.

Long-Term Business Outlook, page 46

5.   You make references to factors that are "projected to grow" or "expected to
      increase" in this section. Provide us with the source(s) of these statistics.

Upstream, page 47

6.   You indicate in the third paragraph that production from diverse resource types
      utilizing specialized technologies" will grow from 30 percent to 40 percent.
      Given the higher costs associated with these technologies, explain why you do not
      anticipate that these will "have a material impact on the nature and extent of the
      risks disclosed in Item 1A" or will "result in a material change in [your] level of
      unit operating expenses."

Director Information, page 113

7.   Please clarify, with regard to current and past directorships of other public
      companies, the time periods during which each individual served in such
      positions.

Compensation Discussion and Analysis

Equity, page 125

8.   Clarify here whether any of the equity compensation plans or awards provide for
      accelerated vesting or payouts, or the possibility for accelerated vesting or
      payouts, under any scenarios, such as – but not limited to – voluntary or
      involuntary termination, disability, death or a change of control. We note your

disclosure on page 147 under the headings "Termination and Change in Control" and "Payments in the Event of Death," but please include specific disclosure here in your discussion of equity compensation. Provide us with a draft of your enhanced disclosure.

Pension Plans, page 128

9.   The Pension Plan, and more importantly the Supplemental Pension Plan and the Additional Payments Plan, appear to be substantial pieces of the overall compensation packages for your named executive officers (NEOs), based upon a review of the following:

● The pie chart on page 133,

● The brief explanation of the meaning of "Other Compensation" on page 134,

● The Summary Compensation Table column entitled "Change in Pension Value and Nonqualified Deferred Compensation Earnings," and

● The table entitled "Pension Benefits for 2009" and the accompanying narrative disclosure.

In view of the sizeable contribution of these Plans to the wealth accumulation opportunity for your NEOs, enhance your CD&A discussion to address these Plans. Among other things, explain how these compensation elements fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1) of Regulation S-K, and generally ensure that your CD&A discussion fully complies with Item 402(b). Provide us with a draft of your enhanced disclosure.

Pay Awarded to Named Executive Officers

Bonus, page 134

10.   Enhance your disclosure to explain the reasons why the bonus payments for each named executive officer were made in the amounts in which they were made. Provide us with a draft of the enhanced disclosure.

Restricted Stock, page 134

11.   Enhance your disclosure to explain the reasons why the grants of shares of restricted stock to each named executive officer were made in the amounts in which they were made. Provide us with a draft of the enhanced disclosure.

Pension Benefits for 2009, page 143

12.   In the narrative discussion, clarify for the Pension Plan, the Supplemental Pension Plan and the Additional Payments Plan what would happen to the benefits in various scenarios other than retirement at the normal age, including early retirement, other voluntary and involuntary termination, disability, death and change of control. Provide us with a draft of the enhanced disclosure.

Termination and Change in Control, page 147

13.   We note your statement here that "ExxonMobil executive officers are not entitled to any additional payments or benefits relating to termination of employment other than the retirement benefits previously described in the preceding compensation tables and narrative. [Emphasis added.]" Rather than referring the reader back to the preceding tables and narrative, please quantify here the amounts that each named executive officer would have received under the various scenarios mentioned in Item 402(j) of Regulation S-K, assuming the triggering event(s) occurred on December 31, 2009. Ensure that your disclosure fully complies with the requirements of Item 402(j). Provide us with a draft of your enhanced disclosure.

Engineering Comments

January 25, 2010 News Release

14.   We note that you announced your agreement with the Iraq Ministry of Oil to redevelop the West Qurna-1 field. If you plan to claim proved reserves associated with this project, please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves. Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue. Please tell us if you will be allowed to apply production/revenues from other areas to your West Qurna-1 field cost recovery and profit balances.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties, page 6

Summary of Oil and Gas Reserves at Year-End 2008, page 6

15.   You state that you "reported proved reserves on the basis of the average of the first-day-of-the-month price for each month during the last 12-month period." Please explain the procedures you used to arrive at these reserve determination average prices. Include illustrations with figures that correspond to those you used for proved reserves attributed to Qatar LNG train(s) and the Hawkins field in Wood County, Texas. Please explain whether you treat transportation costs as a lease operating expense or a price reduction.

16.   We note that the presentation of proved reserves apportions 38% of your total reserves to the Asia Pacific/Middle East geographic area and 17% to the US. The remaining four areas each appear to have proved reserve figures ranging from 8% to 14% of your company total. This arrangement does not appear to comply with Item 1202 of Regulation S-K which, in part, specifies separate disclosure of proved reserves for each country with 15% or more of an entities total proved reserves and limits aggregation area to no more than a continent. With a view toward disclosure, please explain the steps you will take to comply with Item 1202.

Proved Undeveloped Reserves, page 8

17.   We note the disclosure of the: transfer of 2.4 GOEB from proved undeveloped category to proved developed; addition of 1.3 GOEB in PUD reserves; total PUD reserves for both year-end 2008 and 2009 as 7.5. This appears to be a net loss for total year-end 2009 PUD reserves of 1.1 GOEB and result in 6.4 GOEB for 2009 PUD reserves. Please explain this inconsistency and amend your document if it is appropriate.

18.   Please explain to us in detail the factors that have prevented initial development within 5 years of booking for PUD reserves in the United States, Nigeria, Netherlands and Canada.

Production Prices and Production Costs, page 11

19.   Please include unit production costs for synthetic crude oil in this table. Clarify whether the unit of production used is barrel of oil equivalent.

Gross and Net Undeveloped Acreage, page 22

20.   In part, paragraph (b) of Item 1208 of Regulation S-K requires the disclosure of the minimum remaining terms of leases and concessions for material acreage

concentrations. With a view toward disclosure, please explain the steps you will take to comply with Item 1208.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 regarding engineering comments. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director